SEC N

15045696

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hedgebay Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 Post Road West
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Kurian 203-227-1987 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jared Herman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hedgebay Securities, LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

ROBERTO THEODORE
ID # 158173
NOTARY PUBLIC OF CONNECTICUT
Commission Expires 3/31/2016

Roberto Theodore

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (i) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [x] (j) Exemption Report.
- [x] (k) An Oath or Affirmation.
- [x] (l) A Copy of the SIPC Supplemental Report.
- [x] (m) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For Conditions of Confidential Treatment of Certain Portions of this Filing, see Section 240.17a-5(e)(3).

HEDGEBAY SECURITIES, LLC

CONTENTS

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hedgebay Securities, LLC

We have audited the accompanying statement of financial condition of Hedgebay Securities, LLC (the "Company") as of December 31, 2014, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hedgebay Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Supplemental Information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 23, 2015

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member:
CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

HEDGEBAY SECURITIES, LLC
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	456,788
Commissions receivable		35,865
Property and equipment, net of accumulated depreciation		9,012
Other assets		12,972
Total Assets	$	514,637

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	26,847
Member's equity		487,790
Total Liabilities and Member's Equity	$	514,637

The accompanying notes are an integral part of these financial statements.

HEDGEBAY SECURITIES, LLC
Statement of Income
For the Year Ended December 31, 2014

Revenues	
Commission income	$ 3,136,199
Other revenue	7,254
Total revenues	3,143,453
Expenses	
Compensation and benefits	1,113,754
Data processing costs	1,055,193
Professional fees	262,715
Charitable contributions	77,319
Occupancy	37,373
Travel and entertainment	37,035
Regulatory	16,546
Marketing	16,463
Other expenses	13,013
Total expenses	2,629,411
Net Income	$ 514,042

The accompanying notes are an integral part of these financial statements.

HEDGEBAY SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

Balance, December 31, 2013	$ 423,748
Net income	514,042
Distribution to member	(450,000)
Balance, December 31, 2014	$ 487,790

The accompanying notes are an integral part of these financial statements.

HEDGEBAY SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 514,042
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	1,084
Changes in assets and liabilities:	
(Increase) decrease in commissions receivable	(21,739)
(Increase) decrease in other assets	247,858
(Decrease) increase in accounts payable and accrued liabilities	(7,246)
Net cash provided (used) by operating activities	733,999
Cash flows from investing activities:	
Purchase of computer equipment	(8,183)
Net cash provided (used) by investing activities	(8,183)
Cash flows from financing activities:	
Distribution to member	(450,000)
Net cash provided (used) by financing activities	(450,000)
Net increase in cash	275,816
Cash at beginning of year	180,972
Cash at end of year	$ 456,788

Supplemental Disclosures of Cash Flow Information

Cash paid for:	
Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Business Operations

Hedgebay Securities, LLC (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i). The Company operates as a Delaware Limited Liability Company. The Company is a wholly owned subsidiary of Hedgebay Holdings, LLC (the "Parent") and its parent has limited personal liability for obligations or debts of the entity. The Company was organized in November 2001 and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company's customers are located throughout the United States.

Commission Income

Investment banking revenues and related fees are recorded when all contractual obligations have been performed and the Company is reasonably assured of their collection.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over estimated useful lives of three years.

Receivable from Commissions

Commissions are generally collected in full within a month of invoicing. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Income Taxes

The Company is not subject to federal income taxes; the Parent is required to report its distributive share of the Company's realized income, gain, loss, deductions, or credits on its individual income tax return.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2014, the Company had net capital of approximately $429,941 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.62 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to the Parent can be made under a capital distribution policy approved by the Company's managing member.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Property and Equipment

Property and equipment and related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Computer equipment	$ 11,053	$ (2,041)	$ 9,012

Depreciation expenses for the year ended December 31, 2013 was $1,084 and is included in occupancy costs.

Note 5 - Concentration Risk

At various times throughout 2014, the Company had cash balances in excess of federally insured limits of at least $250,000 available to depositors under the FDIC's general deposit insurance rules. Deposits held in noninterest-bearing transaction accounts are aggregated with any interest-bearing accounts for the combined total coverage of at least $250,000.

Note 6 - Commitments and Contingencies

The Company leases office space under an operating lease expiring March 31, 2015. Total rental expense for the year ended December 31, 2014 was $18,489.

Note 7 - Related Party Transactions

The Company and an affiliate are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous. The Company entered into a services agreement with an affiliate to allow the Company to access a proprietary website in order to facilitate purchases and sales in private investment funds between qualified investors. In addition to providing access to this website and the related investor information, the affiliate provides back office support to the Company. The agreement calls for an annual payment of $750,000, payable 30 days after the end of the year, however the Company may prepay all or a portion of this at its discretion. For the year ended December 31, 2014, the Company recorded $750,900 in data processing costs related to this agreement.

Note 8 - Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the company expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending December 31, 2017. The Company is currently assessing the potential impact of this ASU on its financial statements.

Supplemental Information

HEDGEBAY SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 487,790
Add:	
Other deductions or allowable credits	–
Total capital and allowable subordinated liabilities	487,790
Deductions and/or charges –	
Non-allowable assets:	
Commissions receivable	35,865
Property and equipment, net	9,012
Other assets	12,972
Net capital before haircuts on securities positions	429,941
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	–
Net capital	$ 429,941

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 26,847
Total aggregate indebtedness	$ 26,847

HEDGEBAY SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,790
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 424,941
Excess net capital at 120% of required minimum	$ 423,941
Ratio: Aggregate indebtedness to net capital	0.62 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's unaudited computation as reported on Form X-17a-5, Part IIA, as filed.

Information Regarding

Compliance with Rule 15c3-3

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Member
Hedgebay Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Hedgebay Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hedgebay Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(i), (the "exemption provisions") and *(b)* Hedgebay Securities, LLC stated that Hedgebay Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hedgebay Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hedgebay Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 23, 2015

Hedgebay Securities LLC
191 Post Road West
Westport, CT. 06880 / (203) 227 - 9588

Hedgebay Securities LLC's Exemption Report

Hedgebay Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-s promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-s, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17C.F.R. §240.15c3-3 *(k):* (2) (i)

(2) The Company met the identified exemption provisions in 17 C.P.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Hedgebay Securities LLC

I, Jared Herman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Name: Jared Herman
Title: President

January 28, 2015

Information regarding the

Securities Investor Protection Corporation Assessment

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE SIPC ANNUAL ASSESSMENT

To the Member
Hedgebay Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompany Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Hedgebay Securities, LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (cash disbursements journal), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not; conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 23, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*********927*******************ALL FOR AADC 105
065385 FINRA DEC
HEDGEBAY SECURITIES LLC
191 POST RD W
WESTPORT CT 06880-4625

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 7,859

B. Less payment made with SIPC-6 filed (exclude interest) (6,751)
JULY 9 2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,108

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,108

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HEDGEBAY SECURITIES
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26 day of JANUARY, 20 15.

MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

t o.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,143,453
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 3,143,453
2e. General Assessment @ .0025	$ 7,859

(to page 1, line 2.A.)